EXPENSE LIMITATION AGREEMENT
TOUCHSTONE ETF TRUST
EXPENSE LIMITATION AGREEMENT, effective as of July 1, 2022 by and between Touchstone Advisors, Inc. (the “Advisor”) and Touchstone ETF Trust (the “Trust”), on behalf of the series of the Trust set forth in Schedule A attached hereto (each a “Fund,” and collectively, the “Funds”).

WHEREAS, the Trust is a Delaware statutory trust organized under a Declaration of Trust (“Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company, and each Fund is a series of the Trust; and

WHEREAS, the Trust and the Advisor have entered into an Investment Advisory Agreement dated July 1, 2022, as may be amended from time to time (the “Advisory Agreement”), pursuant to which the Advisor provides investment advisory and other management services to each Fund for compensation based on the value of the average daily net assets of each Fund; and

WHEREAS, the Trust and the Advisor have entered into this Expense Limitation Agreement (the “Agreement”) in order to limit the Fund Operating Expenses, as defined below, from exceeding the levels specified in Schedule A attached hereto.

NOW THEREFORE, the parties hereto agree that the Agreement provides as follows:

1.     Expense Limitation.

1.1     Expense Limit. The Advisor contractually agrees to waive fees and reimburse expenses to the extent necessary to ensure the Funds’ total annual operating expenses (excluding dividend and interest expenses relating to short sales; interest; taxes; brokerage commissions and other transaction costs; portfolio transaction and investment-related expenses; expenses associated with the Fund’s interfund lending program, if any; other expenditures which are capitalized in accordance with U.S. generally accepted accounting principles; the cost of “Acquired Fund Fees and Expenses,” if any; and other extraordinary expenses not incurred in the ordinary course of business)  (“Fund Operating Expenses”) do not exceed the contractual limit set forth in Schedule A (“Operating Expense Limit”).
1. 2    Recoupment. The Advisor shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts reduced or reimbursed for a period of up to three (3) years from the year in which the Advisor reduced its compensation and/or assumed expenses for a Fund. No recoupment will occur unless a Fund’s expenses are below the Operating Expense Limit for the relevant Fund set forth in Schedule A. Amounts reduced or reimbursed for periods prior to the effective date of this Agreement are not eligible for recoupment by the Advisor.
1.3     Method of Computation. To determine the Advisor’s liability with respect to waivers or reimbursements, each month the Fund Operating Expenses for each Fund shall be annualized as of the last day of the month. If, for any month, a Fund’s annualized Fund Operating Expenses exceed the Operating Expense Limit of such Fund, the Advisor shall waive expenses or reduce its fees for such month by an amount, or remit an amount to the appropriate Fund, sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit.
2.     Term and Termination of Agreement.

This Agreement shall terminate (i) with respect to a Fund listed on Schedule A on the dates listed on Schedule A; (ii) upon the termination of the Advisory Agreement with respect to a Fund; or (iii) at an earlier date by a vote of the Board of Trustees of the Trust if they deem the termination to be beneficial to shareholders of a Fund, unless extended, terminated, modified, or revised by the mutual agreement of the parties by amending Schedule A to this Agreement or otherwise as provided for in writing.

3.     Miscellaneous.

3.1     Amendments. This Agreement, including Schedule A hereto, may be amended by the parties in writing at any time, subject to approval by the Board of Trustees of the Trust.

3.2    Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.3     Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

3.4     Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the expense limits, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Investment Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly, as of the day and year first above written.

TOUCHSTONE ETF TRUST

By: /s/Terri Lucas
Name: Terri Lucas
Title: Assistant Treasurer

TOUCHSTONE ADVISORS, INC.

By: /s/ E. Blake Moore Jr.
Name: E. Blake Moore Jr.
Title: President and Chief Executive Officer

By: /s/Terri Lucas
Name: Terri Lucas
Title: Vice President

Schedule A
Dated July 1, 2022
to the
Expense Limitation Agreement
Dated July 1, 2022
Between
Touchstone ETF Trust and Touchstone Advisors, Inc.

Fund	Operating Expense Limit	Termination Date
Touchstone US Large Cap Focused ETF	0.69%	August 31, 2023
Touchstone Dividend Select ETF	0.67%	August 31, 2023
Touchstone Strategic Income Opportunities ETF	0.65%	August 31, 2023
Touchstone Ultra Short Income ETF	0.34%	August 31, 2023

This Schedule A to the Expense Limitation Agreement is hereby executed as of the date first set forth above.

TOUCHSTONE ETF TRUST

By: /s/Terri Lucas
Name: Terri Lucas
Title: Assistant Treasurer

TOUCHSTONE ADVISORS, INC.

By: /s/ E. Blake Moore Jr.
Name: E. Blake Moore Jr.
Title: President and Chief Executive Officer

By: /s/Terri Lucas
Name: Terri Lucas
Title: Vice President